EXHIBIT 24 (b) (10)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Post-Effective Amendment No. 14 to Registration Statement Nos. 333-85183 and 811-09547 on Form N-4 (the “Registration Statement”) of (1) our report dated April 30, 2010 relating to the statement of assets and liabilities of Farmers Annuity Separate Account A at December 31, 2009, and the related statement of operations for the period ended, and the related statements of changes in net assets for each of the two periods then ended, and (2) our report dated April 30, 2010 relating to the financial statements of Farmers New World Life Insurance Company at December 31, 2009, and for each of the three years ended December 31, 2009, which appear in the Statement of Additional Information of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Statement of Additional Information.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
April 30, 2010